Exhibit 99.2


Nutek Inc.
6330 McLeod Drive, Suite 1
Las Vegas, NV 89120


                               December 24, 2003

Jennifer A. Fainer
The Nasdaq Stock Market
Dividend Department
VIA FAX: 203-385-6381

Dear Ms. Fainer,

Below is the requested information regarding the planned dividend to Nutek Inc.'s shareholders.

      1.  Record Date:   Thursday, January 8, 2004

      2. Payment Date: Our intention is to begin processing and mailing shares to our shareholders within 10 business days from the record date. The shares will be mailed to the beneficial owners of record according to our transfer agent. The shareholders are not required to do anything in order to receive their shares.

      3. Ratio of the distribution: 500:1 For every 500 shares of Nutek Inc. the shareholder owns, they will receive 1 share of Nutek Inc.'s ownership in Nutek Oil Inc. (Pinksheet: NUTO). Fractional shares will not be issued.

      4. Nutek Oil is a public company whose shares are registered with the SEC; however the dividend shares will be from a control person /affiliate and are going to be issued as restricted shares under rule 144. The shares given are the remaining portion of stock held by Nutek Inc. of Nutek Oil Inc. (Pinksheets: NUTO).

      5. We are not waiting for effectiveness from the SEC related to the shares of this Company, as it is currently a publicly traded stock.

      6.  Transfer Agent:Sally Flaucher, Transfer Online, 503-227-2950

      7. Date shares put in the mail: The transfer agent is planning on putting the shares in the mail during the week of January 26th.

      8. Explain who the transfer agent is going to mail shares to and why DTC or a broker dealer can't get dividend shares: The transfer agent will mail the shares directly to the shareholders in the name of the beneficial shareholder. The board of directors has determined it is in the Company's and the bona fide shareholders' best interests to only mail certificates to the beneficial owners, and not to the brokers or to the DTC. Accordingly, brokers must submit their beneficial owner lists to the transfer agent within five (5) business days after the Record Date to enable the transfer agent to process the Dividend certificates.

Additionally, the shares certificates will additionally have the following legend on them:

  The shares represented by this certificate are subject to stop-transfer orders by the Company to Transfer Online, the Company's transfer agent, and are NOT transferable unless and until such stop-transfer orders are removed by the Company, which shall be done (if at all) in the Company's sole discretion. The Company will notify the registered holder of this certificate upon any such removal.

Please contact me if you have any questions related to this matter or need further information.

Best regards,
Nutek Inc.



Jason F. Griffith, CPA
Chief Financial Officer